February 28, 2022

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to the comments you provided on January 12, 2022, relating to Post-Effective Amendment No. 68 to the Registrant’s Registration Statement filed on December 8, 2021, for the principal purpose of adding three new series, Avantis Responsible Emerging Markets Equity ETF, Avantis Responsible International Equity ETF and Avantis Responsible U.S. Equity ETF (each a “Fund” and collectively the “Funds”). For your convenience, we restate your comments prior to our responses.

General Comment

1. Comment: Update each Fund’s EDGAR series and class identifiers with ticker symbols.

Response: We acknowledge your comment and will make the requested change prior to the effective date.

Avantis Responsible Emerging Markets Equity ETF Prospectus (comments also apply to Avantis Responsible International Equity ETF and Avantis Responsible U.S. Equity ETF, as applicable)

2. Comment: We note that the Fund intends to use one or more third party commercial data sources and scoring systems. In the Principal Investment Strategies, please identify the provider or providers the Fund intends to use. Please also briefly summarize each provider’s criteria or methodology in the Principal Strategies.

Response: We have revised the prospectus to indicate that currently, the Fund intends to use data from MSCI and Sustainalytics. We respectfully decline to include summaries of the data providers’ methodologies in the prospectus. We believe that, as required by Items 4(a) and 9(b) of Form N-1A, the disclosure adequately describes Fund’s principal strategies, with “strategy” being defined as “any policy, practice, or technique used by the Fund to achieve its investment objectives.” (Instruction 1 to Item 9(b)(1), emphasis added). The policies, practices, and techniques that the Fund applies to the data it receives are clearly described in the strategy disclosure; however, the Fund has no input in the development of the data providers’ underlying methodologies. Because the methodologies are not controlled by the Fund, are proprietary to the respective data providers, and are subject to change without prior notice to the Fund, we do not believe it is appropriate to include descriptions of the methodologies in the Principal Strategies. Information about the methodologies is publicly available on the data providers’ websites; investors interested in this information can find the most accurate and up-to-date descriptions there.

3. Comment: The following sentence appears in the Principal Investment Strategies section: “When information used in the fund’s ESG screening model is not publicly available with respect to an issuer, the issuer will be eligible for purchase by the fund if the portfolio managers are not aware of any other ESG concerns related to the issuer that in their judgment would warrant exclusion.” How would the portfolio managers know of any concerns related to an issuer if there is no publicly available info? Please advise or revise.

Response: This sentence is intended to address situations when information on a particular issuer or factor is not provided by the Fund’s third party commercial data sources, not necessarily situations where information is not available at all. For clarity, we have revised the sentence to read as follows: “When information used in the fund’s ESG screening model is not provided by the fund’s third party commercial data sources with respect to an issuer, the issuer will be eligible for purchase by the fund if the portfolio managers are not aware of any other ESG concerns related to the issuer that in their judgment would warrant exclusion.”

4. Comment: In the Emerging Markets Risk, there is a reference to “PCAOB.” Please define PCAOB before or concurrently with using term.

Response: We made the requested change.

5. Comment: In the Greater China Risk, if applicable, in Item 4 and Item 9, please add disclosure regarding the risks of investing in Chinese companies that use a VIE (Variable Interest Entity) structure.

Response: We have added the following disclosure to the Greater China Risk: “Due to Chinese governmental restrictions on foreign ownership of companies in certain industries, Chinese operating companies often use variable interest entity (VIE) structures to raise capital from international investors. Shares of VIEs are not equity ownership interests in Chinese operating companies. The Chinese government has never explicitly approved these structures and thus could determine that the underlying contractual arrangements on which control of the VIE is based violate Chinese law. Such determination from the Chinese government could result in a loss in the value of an investment in a U.S.-listed company that utilizes the VIE structure.”

6. Comment: In Item 5, please add the month (in addition to the year) to the portfolio managers’ bios.

Response: While we respectfully decline to add the month to the portfolio managers’ bios, we have revised the disclosure to add that each portfolio manager has managed the Fund “since the fund’s inception.” We believe this will sufficiently indicate each portfolio manager’s “length of service” (as required by Item 5), and in fact will provide greater specificity than indicating the month.

Avantis Responsible International Equity ETF Prospectus

7. Comment: If the Fund will invest in emerging or frontier markets as a principal strategy, please add appropriate strategy and risk disclosure.

Response: The Fund will not invest in these markets as a principal strategy.

Statement of Additional Information

8. Comment: In the Acceptance of Orders for Creation Units section, please delete the statement that the Fund reserves the “absolute” right to reject or revoke a purchase order transmitted to it by the transfer agent, including “if …(iv) the acceptance of the Fund Deposit would have certain adverse tax consequences to the fund… [and] (vi) acceptance of the Fund Deposit would, in the discretion of the fund or the advisor, have an adverse effect on the fund or the rights of beneficial owners ….”

Response: We made the requested change.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary